March 30, 2020

Clive Richardson
Chief Executive Officer and Chief Operating Officer
Akari Therapeutics Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

       Re: Akari Therapeutics Plc
           Registration Statement on Form F-3
           Filed March 26, 2020
           File No. 333-237389

Dear Mr. Richardson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Richard Bass - McDermott Will & Emery LLP